Exhibit 8.2

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 4, 2006 Regions Financial Corporation 417 North 20th Street Birmingham, AL 35203

Ladies and Gentlemen:

We have acted as special counsel to Regions Financial Corporation, a Delaware corporation (“Regions”), in connection with the proposed merger of AmSouth Bancorporation, a Delaware corporation (“AmSouth”) with and into Regions (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of May 24, 2006, by and between AmSouth and Regions (the “Merger Agreement”). At your request, and pursuant to Section 5.2(c) of the Merger Agreement, we are rendering our opinion concerning certain federal income tax consequences of the Merger. Any capitalized term used and not defined herein has the meaning given to it in the Merger Agreement.

For purposes of the opinion set forth below, we have relied, with the consent of Regions and the consent of AmSouth, upon the truth, correctness and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of Regions and AmSouth dated the date hereof, and have assumed that such statements and representations will be true, correct and complete as of the Effective Time (as if made as of such time) and that all such statements and representations made to the knowledge of any person or entity or with similar qualification are and will be true, correct and complete as if made without such qualification. We have also relied upon the accuracy of the Registration Statement and the Joint Proxy Statement/Prospectus contained therein, each as amended or supplemented through the date hereof.

We have also assumed that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance therewith and as described in the Joint Proxy Statement/Prospectus (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the Merger will qualify as a statutory merger under the applicable laws of the State of Delaware and (iii) the Merger will be reported by Regions and AmSouth on their respective federal income tax returns in a manner consistent with the opinion set forth below.

Based upon and subject to the foregoing, it is our opinion that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

This opinion relates solely to certain United States federal income tax consequences of the Merger, and no opinion is expressed as to the tax consequences under any foreign, state or local tax law or under any federal tax laws other than those pertaining to the income tax. We are furnishing this opinion solely to you in connection with the Merger, and this opinion is not to be relied upon for any other purpose or by any other person without our prior written consent.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 1 on Form S-8 to Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Wachtell, Lipton Rosen & Katz